

July 9, 2015

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

> **Re: Reven Housing REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed June 12, 2015**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2014 letter.

<u>General</u>

1.   We note your response to our prior comment 1 and your disclosure on page 51 that you have negative estimated cash flow available for distributions. We continue to believe that you should provide a detailed analysis regarding your basis for a proposed distribution, including explaining how your negative estimated cash flow supports such distribution. Alternatively, consider removing your disclosure regarding the proposed distribution. We may have further comment.

Prospectus Summary

Historical and Pro Forma Financial Information

Unaudited Historical and Pro Forma Condensed Consolidated Balance Sheets, pages 14-15

2.   We note your adjustments (b) and (c), please revise to disclose the nature of the adjustment to Accumulated deficit. To the extent it does not relate to acquisition costs, please tell us how you determined it was not necessary to adjust Accumulated deficit for acquisition costs.

3.   We note your adjustments (b) and (c). Please revise to disclose the allocation of the purchase price among land, building and improvements, and intangible assets. Further, please disclose how you determined the valuation of assets, and the accounting guidance you relied upon to determine the allocations. Please address the valuation method for each type of asset separately.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages 15-17

4.   We note your response to our prior comment nine. Additionally, we note your disclosure on page 14 regarding the exclusion of interest, depreciation and amortization, and general and administrative costs. We also note your disclosure regarding the exclusion of certain revenues and expenses in adjustments (b) – (g) to the Pro Forma Consolidated Statement of Operations for the year ended December 31, 2014 and adjustments (c) and (d) for the three months ended March 31, 2015. Please clarify if the items noted on page 14 and in the adjustments noted above are the same items. To the extent they are not the same items, please tell us your basis for excluding these items. We further note that the adjustment amount for Property operating and maintenance in the Pro Formas exceeds the amount of the Rule 8-06 financial statements. Please tell us if the difference is entirely attributable to the property management costs. To the extent the difference is due to something else, please tell us your basis for the difference.

5.   We note your adjustment (e) to the Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2015. Please tell us how you calculated the interest expense for the three months ended March 31, 2015. To the extent that you have included amortization of loan fees, please revise your filing to disclose this item. To the extent you have not included amortization of loan fees, please revise your filing to include this item.

6.   We note your adjustment (h) to the Pro Forma Consolidated Statement of Operations for the year ended December 31, 2014. It appears that you have not included amortization of loan fees, please revise your filing to include this item.

Distribution Policy, page 50

7. Notwithstanding our comment above, we note your response to our prior comment 7 and your revisions to the table on page 51. Please revise to provide more detail regarding how you estimated the amount per home based on past operating results. Your revision should include, but not necessarily be limited to, how many years or months of operating results you considered.

8. Notwithstanding our comment above, we note that most of your leases are expiring in the next 12 months, please revise to exclude rental income and expense for leases that you do not expect to renew. You may base your estimate on historical renewal rates. Within your revision to your filing, please disclose how you determined your historical renewal rates, we may have further comment.

Capitalization, page 58

9. Please revise your first paragraph to reference the purchase of the 240 homes.

10. Please revise your historical debt balance for consistency with your financial statements.

11. Please revise the As Adjusted column for consistency with your Pro Forma financial information.

Management's Discussion and Analysis, page 60

12. We note your response to our prior comment 12. Please revise to provide the delinquency rate and clarify the amount of time represented by any delinquency, as appropriate. In addition, please discuss your tenant retention rate and quantify your average turnover cost per home. To the extent you have experienced a growth rate or rate of decline associated with new or renewed rents, please also disclose.

Our Investment Process, page 101

13. Please revise to discuss how you or the property managers monitor tenant quality.

Property Management, page 108

14. We note that all of your properties are managed by third party property managers. Please revise to quantify the number of third party property managers with whom you have agreements and clarify whether these third party property managers managed the properties prior to your acquisition of such properties.

15. We note on page 29 you state that 15% of your properties are located within HOAs. Please revise to disclose how HOA fees are paid.

Principal Stockholders, page 126

16.   Please advise as to why Mr. Chad Carpenter, Mr. Xiaofan Bai, and King Apex Group
        have not filed amendments to their Schedule 13Ds to reflect the material changes in their
        beneficial ownership information, or file the amended Schedule 13Ds. Refer to Rule
        13d-2(a). In this regard, please note the reverse stock split in November 2014 or another
        change in the aggregate number of shares outstanding would not relieve them of their
        obligation to file an amended Schedule 13D. Refer to Question 103.08, Sections 13(d)
        and 13(g) and Regulation 13D-G Beneficial Ownership Reporting in the Division's
        Compliance and Disclosure Interpretations.

Financial Statements

General

17.   We note you have filed Rule 8-06 financial statements for the Houston 150 that closed on
        October 31, 2013 in a Form 8-K/A filed on May 7, 2015. Please tell us how you
        determined it was not necessary to include these Rule 8-06 financial statements in this
        registration statement. Please refer to Rule 8-06 of Regulation S-X.

18.   We note your response to our prior comment 3 and that you have provided financial
        statements in accordance with Rule 8-06 of Regulation S-X for certain acquisitions
        during 2014, 2015, and probable acquisitions. Please provide us with a detail of your
        Rule 8-06 significance test calculations for all of your 2014 and 2015 and probable
        acquisitions of residential homes. Your significance test calculation should be for each
        group of related properties. Additionally, your 2015 and probable acquisitions significant
        test calculation should address significance in the aggregate. Further, please tell us if you
        have any additional contracts for properties that have not yet closed. To the extent you
        have any such contracts, please include them within your significance test calculations, or
        advise.

Consolidated Financial Statements for the year ended December 31, 2014, page F-11

Notes to Consolidated Financial Statements, page F-17

Note 2. Basis of Presentation and Significant Accounting Policies, page F-18

Investments in Real Estate, page F-18

19.   We note your response to our prior comment 15 and your revision to your filing. Your
        response indicates that you have restated your financial statements to reflect lost revenue
        and carrying costs during vacancy periods. Your revision indicates that in-place leases
        represents the costs you would have incurred to lease the property at the date of
        acquisition. Please reconcile these two statements. Please refer to ASC 805-20.

Note 3. Investments in Real Estate, page F-22

20.   Please revise your filing to include the disclosures required by paragraph 2h of ASC 805-10-50 or advise.

Condensed Consolidated Financial Statements for the three months ended March 31, 2015, page F-29

21.   We note your responses to our prior comments 14 and 15. It does not appear that you have restated any amounts for the three month ended March 31, 2014. Specifically, we noted that your depreciation and amortization expense and net loss for the three months ended March 31, 2014 are unchanged. Please tell us why these amounts are unchanged. Further, it appears you have reallocated costs to acquisition costs; please tell us if you had previously capitalized acquisition cost for the three months ended March 31, 2014.

Part II. Information Not Required in Prospectus

Item 31. Other Expenses of Issuance and Distribution, page II-1

22.   Please describe the nature of the fees comprising miscellaneous expenses.

        You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief at 202-551-3629 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at 202-551-7262 or me at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel

cc: Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP